Filed Pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12

Subject Company:
Humboldt Bancorp Filing Person:
Humboldt Bancorp File Number:
000-27784

This filing includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in each company’s filings with the Securities and Exchange Commission (the “SEC”). You should not place undue reliance on forward-looking statements and we undertake no obligation to update any such statements. Specific risks in this filing include whether both companies receive regulatory and shareholder approvals, whether they have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management’s ability to effectively integrate the companies.

THE FOLLOWING LETTER WAS SENT TO SHAREHOLDERS OF HUMBOLDT BANCORP IN THE GREATER EUREKA AREA:

May 10, 2004

Dear Shareholders:

I wanted to take this opportunity to inform you of a couple important merger updates and to let you know we have announced planned staff reductions in association with the Humboldt / Umpqua merger. You may hear about these reductions in the media and we wanted to let you know what we are doing to support our employees who are affected.

As we’ve stated during town hall meetings and through other correspondence, we hope to mitigate job loss. We are highly sensitive to this issue and, as we have promised, have worked from day one to make sure as few people as possible are affected. Through a hiring freeze and cross-bank transfers we’re already seeing positive results. And we believe that over the next several months through attrition, we’ll significantly minimize the overall number of people affected by these reductions.

To support those that are affected, we have opened a full time Career Center at the Humboldt Plaza in Eureka. The Center will provide ongoing support, training and placement not only to those employees who are affected but also to their spouses. In addition, affected employees will be paid for all time missed from their regular work due to job interviews, and are eligible for reimbursement of expenses such as childcare and travel incurred while on their job search.

As of May 11, all employees have been notified of their status. Most of the reductions are occurring in our operations center located at the Humboldt Plaza. In our service centers, our customers will continue to see the same friendly people you already know and trust.

We also wanted to let you know that the transaction is now expected to be completed in July 2004, pending shareholder and regulatory approvals. Within the next few weeks, you will receive in the mail a proxy statement along with your invitation to an upcoming special shareholder meeting.

We feel it is important that you hear from us directly about these significant announcements, and we encourage you to call us if you have questions regarding any of these items. We appreciate your continuing support of Humboldt Bancorp and Umpqua Holdings Corporation and look forward to seeing you soon.

Sincerely,

Robert M. Daugherty	John W. Koeberer
President and CEO, Humboldt Bancorp	Chairman of the Board, Humboldt Bancorp
916-783-2813

The foregoing may be deemed to be offering or solicitation materials of Umpqua Holdings Corporation and Humboldt Bancorp in connection with Umpqua’s proposed acquisition of Humboldt Bancorp. Shareholders are urged to read the joint proxy statement/prospectus included in the registration statement on Form S-4, which Umpqua Holdings filed with the SEC in connection with the proposed merger, because it contains important information about Umpqua, Humboldt Bancorp, the merger and related matters. The directors and executive officers of Umpqua and Humboldt Bancorp may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in the joint proxy statement/prospectus filed with the SEC. All documents filed with the SEC are available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, 200 SW Market Street, Suite 1900, Portland, OR 97201, and from Humboldt Bancorp by directing a request to Humboldt Bancorp, Investor Relations, 2998 Douglas Blvd., Suite 330, Roseville, CA 95661.